MALIK	191 Peachtree Street Suite 3300 Atlanta, GA 30303
LAW GROUP

September 11, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A filed August 19, 2009 for the FMX Total Return Fund and the FMX Growth Allocation Fund (the “Funds”), each a series of the Starboard Investment Trust (File Nos. 333-159484 and 811-22298) (“Amendment”)

Ladies and Gentlemen:

On behalf of our client, Starboard Investment Trust (the “Trust”), below please find the Trust’s responses to the oral comments of Mr. Kevin Rupert, Examiner, Division of Investment Management, regarding the Amendment provided in a telephone conversation on September 1, 2009.  Per Mr. Rupert’s request, his comments and the Company’s responses to comments are provided below.   We have also enclosed herewith a copy of the Financial Statements of each Fund and a redlined copy of the Amendment incorporating the Funds’ responses to Mr. Rupert’s comments.

I.           Prospectus

1.           Comment:  You requested that, in the section “Principal Risks of Investing in the Funds”, the Funds separate the risks associated with equity securities from the other risk disclosures.

Response:  The Funds have made the change requested.

2.           Comment:  You requested that, in the section “Principal Risks of Investing in the Funds – High-Yield Risk” on page 6 of the Prospectus, the Funds include the term “junk bonds” as part of the risk disclosure.

Response:  The Funds have included the term “junk bonds” in the first sentence of the section “Principal Risks of Investing in the Funds – High-Yield Risk” as shown below (in red):

“High-Yield Risk.  Portfolio Funds may invest in fixed income securities that are rated below investment grade, such as “junk bonds”.”

3.           Comment: You requested that, in the section “Principal Risks of Investing in the Funds – Risk of Investing in TIPS” on page 7 of the Prospectus, the Funds compare the language used in the disclosure to the information provided regarding TIPS on the U.S. Treasury Department’s website to ensure consistency.

(t) 404.736.3641 (f) 404.529.4665 tanya.goins@maliklawgroup.com

Response:  The Funds have modified (in red) the section “Principal Risks of Investing in the Funds – Risk of Investing in TIPS” as follows:

“Risks of Investing in TIPS.  The FMX Total Return Fund is subject to certain risks to the extent that the Portfolio Funds invest in Treasury Inflation-Protected Securities (TIPS).  TIPS are special types of treasury bonds that were created in order to offer bond investors protection from inflation.  The values of the TIPS are automatically adjusted to the inflation rate as measured by the Consumer Price Index (CPI).  With inflation (a rise in the CPI), the principal increases; with a deflation (a drop in the CPI), the principal decreases. When TIPS mature, you are paid the adjusted principal or original principal, whichever is greater.  TIPS decline in value when real interest rates rise.  However, in certain interest rate environments, such as when real interest rates are rising faster than nominal interest rates, TIPS may experience greater losses than other fixed income securities with similar duration.”

4.           Comment: You requested that, in footnote 3 to the Fee Table on page 9 of the Prospectus, the Funds add a statement that the shareholders of the funds will not incur any additional “Other Expenses” beyond the fee paid to the Funds’ administrator or include such “Other Expenses” in the Fee Table.

Response:  The Funds have modified (in red) footnote 3 to the Fee Table as follows to include the statement requested and in response to your comment #6 below:

“The Funds have entered into a consolidated fee arrangement with the Funds’ administrator that covers the regular operating expenses of each Fund for an inclusive fee based on each Fund’s average daily net assets.  See the section of the Funds’ Statement of Additional Information (“SAI”) entitled “Management and Other Services Providers – Administrator” for more detailed information.  Beyond the fee paid to the administrator, the Funds do not anticipate that shareholders of the Funds will incur any Other Expenses in the current fiscal year.”

You also requested that the Funds add a statement to the section “Management of the Funds – Other Expenses” on page 12 of the Prospectus that the Funds do not expect any general Trust expenses to be allocated to the Funds in the current fiscal year.  In the alternative, include any such estimated expenses in the Fee Table under “Other Expenses”.

Response:  The Funds have added the statement requested as the last sentence in the section “Management of the Funds – Other Expenses”.

5.           Comment: You requested that the Funds make the fee paid to the Administrator as set forth under “Other Expenses” in the Fee Table on page 9 of the Prospectus, consistent with the Fund Accounting and Administration Agreement.

Response:  The 0.50% fee listed under “Other Expenses” in the Fee Table is correct.  The consolidated fee paid to the Administrator (the highest of which is 1.45% for the FMX Growth Allocation Fund and 1.20% for the FMX Total Return Fund) includes the fee paid to the Advisor.  Since the Advisor’s fee is already set forth separately in the Fee Table, only the remainder portion of the fee paid to the Administrator is set forth under “Other Expenses.”

III.           Statement of Additional Information

5.           Comment:  You requested that, in the section “Management and Other Services Providers – Investment Advisor” on page 18 of the Statement of Additional Information (“SAI”), the Funds modify  the description of the fee paid by the Funds to the investment advisor to clarify how the fee is calculated.

Response:  The Funds have modified (in red) the fourth and fifth paragraphs of the section “Management and Other Services Providers – Investment Advisor” to clarify how the investment advisory fee is calculated:

“As full compensation for the investment advisory services provided to the FMX Growth Allocation Fund, the Advisor receives a monthly fee based on the FMX Growth Allocation Fund’s average daily net assets.  The minimum annual rate is 0.00% on average daily net assets under $11,000,000 and gradually increases to a maximum annual rate of 0.95% on average daily net assets of $39 million or more.  The fee paid to the Advisor is calculated by multiplying the average daily net assets of the FMX Growth Allocation Fund by the highest applicable annual rate.

As full compensation for the investment advisory services provided to the FMX Total Return Fund, the Advisor receives a monthly fee based on the FMX Total Return Fund’s average daily net assets.  The minimum annual rate is 0.00% on average daily net assets under $13,000,000 and gradually increases to a maximum annual rate of 0.70% on average daily net assets of $41 million or more. The fee paid to the Advisor is calculated by multiplying the average daily net assets of the FMX Total Return Fund by the highest applicable annual rate.”

6.           Comment:  You requested that the Funds make the fee paid to the Administrator, which is set forth on page 19 of the SAI, consistent with the Fund Accounting and Administration Agreement filed as an exhibit to the Amendment.

Response:  The Funds have modified (in red) the first paragraph of the section “Management and Other Services Providers – Administrator” in the SAI to read as follows:

“Administrator.  The Trust has entered into a Fund Accounting and Administration Agreement with The Nottingham Management Company d/b/a The Nottingham Company (“Administrator”), 116 South Franklin Street, Post Office Box 69, Rocky Mount, North Carolina 27802-0069.  The Administrator assists the Trust in the performance of its administrative responsibilities to the Funds, coordinates and pays for the services of each vendor and the operating expense to the Funds, and provides the Funds with certain administrative, fund accounting, and compliance services.  As part of its services and consolidated fee arrangement, the Administrator receives compensation based on each Fund’s average daily net assets.  For the FMX Growth Allocation Fund, the minimum annual rate is 1.45% on average daily net assets under $50 million and gradually decreases to a maximum annual rate of 0.825% on average daily net assets of $1 billion or more.  For the FMX Total Return Fund, the minimum annual rate is 1.20% on average daily net assets under $50 million and gradually decreases to a maximum annual rate of 0.725% on average daily net assets of $1 billion or more.  The fee paid to the Administrator is calculated by multiplying the average daily net assets of each Fund by the highest applicable annual rate.  The Administrator pays all expenses not assumed by the Advisor, including, without limitation: the fees and expenses of its independent accountants and of its legal counsel; the costs of printing and mailing to shareholders annual and semi-annual reports, proxy statements, prospectuses, statements of additional information and supplements thereto; the costs of printing registration statements; bank transaction charges and custodian’s fees; any proxy solicitors’ fees and expenses; filing fees; any federal, state or local income or other taxes; any interest; any membership fees of the Investment Company Institute and similar organizations; fidelity bond and Trustees’ liability insurance premiums.”

7.           Comment:  You requested that, in the section “Management and Other Service Providers – Distributor” on page 20 of the SAI, the Funds remove the reference to the receipt of an annual fee by the Distributor or provide an explanation of how such a fee is permissible under Section 12 and Rule 12b-1 of the Investment Company Act of 1940.

Response:  The $5,000 fee referenced in the section “Management and Other Service Providers – Distributor” is for certain administrative services provided by the Distributor under the Distribution Agreement and is not a fee intended to result in the sale of the Funds’ shares.  The section “Management and Other Service Providers – Distributor” has been modified (in red) as follows to describe the nature of the fee in more detail:

“Distributor.  The Funds will conduct a continuous offering of their securities.  Capital Investment Group, Inc. (“Distributor”), Post Office Box 32249, Raleigh, North Carolina 27622, acts as the underwriter and distributor of the Funds’ shares for the purpose of facilitating the registration of shares of the Funds under state securities laws and assisting in sales of Fund shares pursuant to a distribution agreement (“Distribution Agreement”) approved by the Trustees.  In this regard, the Distributor has agreed at its own expense to qualify as a broker-dealer under all applicable federal or state laws in those states that the Funds shall from time to time identify to the Distributor as states in which each Fund wishes to offer its shares for sale, in order that state registrations may be maintained for the Funds.  The Distributor is a broker-dealer registered with the SEC and a member in good standing of the Financial Industry Regulatory Authority.   The Distributor is entitled to receive an annual fee of $5,000 per Fund for performing certain recordkeeping, communication, and other administrative services for the Fund.  Such administrative services shall include, but are not limited to, the following: (i) maintaining records with respect to submissions to the Financial Industry Regulatory Authority, dealer discounts and brokerage fees and commissions, and selling agreements; (ii) maintaining an account with the National Securities Clearing Corporation's Fund/SERV System for the purpose of processing account registrations, maintaining accounts, and communicating transaction data; (iii) preparing reports for the Board of Trustees as shall be reasonably requested from time to time; and (iv) performing other services for the Trust as agreed to by the Distributor and the Trust from time to time.  The Distributor and Trust agree that the services described above are of an administrative nature and such services, as well as the fee provided in connection therewith, are not, nor are they intended to be, payment for marketing and/or distribution services related to, or the promotion of, the sale of the Funds’ shares.  The Distribution Agreement may be terminated by either party upon 60-days’ prior written notice to the other party and will terminate automatically in the event of its assignment.  The Distributor serves as exclusive agent for the distribution of the shares of the Funds.”

8.           Comment: You requested that the Funds indicate in the section “Management and Other Service Providers – Compliance Services Administrator” on page 20 of the SAI, whether the compliance services arrangement with Nottingham Compliance Services is paid for by the Administrator.

Response:  The Funds have added the following sentence to the end of the section “Management and Other Service Providers – Compliance Services Administrator”:

“Fees paid to NCS for these compliance services are paid by the Administrator.”

9.           Comment:  You requested that, on page 11 of the SAI under “Investment Limitations – Fundamental Restrictions”, the Funds separate the limitations provided in limitation #9 into two separate limitations.

Response:  The Funds have revised limitation #9 in the section “Investment Restrictions – Fundamental Restrictions” as follows:

“(9)           With respect to 75% of its total assets, the Funds may not: (i) purchase 10% or more of the outstanding voting securities of any one issuer; or (ii) purchase securities of any issuer if, as a result, 5% or more of the Funds’ total assets would be invested in that issuer’s securities.  This limitation does not apply to obligations of the United States Government, its agencies, or instrumentalities; or

(10)           The Funds will limit the aggregate value of holdings of a single industry or group of industries (except U.S. Government and cash items) to a maximum of 25% of the Funds’ total assets.”

In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Please contact Tanya L. Goins at (404) 529-8308 with any questions or comments regarding this filing.

Sincerely,

                      /s/  Tanya L. Goins
Tanya L. Goins

(t) 404.736.3641 (f) 404.529.4665 tanya.goins@maliklawgroup.com